UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

National Research Corporation

(Name of Issuer)

Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value

(Title of Class of Securities)

637372202 (Class A Common Stock) 637372301 (Class B Common Stock)

(CUSIP Number)

October 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 637372202 (Class A Common Stock) 637372301 (Class B Common Stock)

1	NAME OF REPORTING PERSON Conestoga Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-3072906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Class A Common Stock - 970,861 Class B Common Stock - 400,695
	6	SHARED VOTING POWER None None
	7	SOLE DISPOSITIVE POWER Class A Common Stock - 1,096,346 Class B Common Stock - 450,871
	8	SHARED DISPOSITIVE POWER None None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock - 1,096,346 Class B Common Stock - 450,871
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A Common Stock - 5.25% Class B Common Stock - 12.91%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 637372202 (Class A Common Stock) 637372301 (Class B Common Stock)

ITEM 1(a).	NAME OF ISSUER:
National Research Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
1245 Q Street, Lincoln, Nebraska 68508
ITEM 2(a).	NAME OF PERSON FILING:
Conestoga Capital Advisors LLC
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
550 E. Swedesford Rd. Suite 120 Wayne, PA 19087
ITEM 2(c).	CITIZENSHIP:
Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock, $0.01 Par Value Class B Common Stock, $0.01 Par Value
ITEM 2(e).	CUSIP NUMBER:
637372202 (Class A Common Stock) 637372301 (Class B Common Stock)
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
As of October 31, 2014, the Reporting Person indirectly beneficially owned 1,096,346 shares of the Issuers Class A Common Stock and 450,871 shares of the Issuer's Class B Common Stock. Such shares of the Issuers Common Stock were directly beneficially owned by accounts managed by the Reporting Person.
	(b)	Percent of class:
As of October 31, 2014, the Reporting Person indirectly beneficially owned 5.25% of the Issuers issued and outstanding Issuer's Class A Common Stock (based on shares of the Issuers Common Stock outstanding as of September 30, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014). Such shares of the Issuers Common Stock were directly beneficially owned by the Accounts.

As of October 31, 2014, the Reporting Person indirectly beneficially owned 12.91% of the Issuers issued and outstanding Issuer's Class B Common Stock (based on shares of the Issuers Common Stock outstanding as of September 30, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014). Such shares of the Issuers Common Stock were directly beneficially owned by the Accounts.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Class A Common Stock - 970,861 Class B Common Stock 400,695
(ii) Shared power to vote or to direct the vote:
None
(iii) Sole power to dispose or to direct the disposition of:
Class A Common Stock - 1,096,346 Class B Common Stock 450,871
(iv) Shared power to dispose or to direct the disposition of:
None
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Clients of the Reporting Person have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients know to have such right or power with respect to more than 5% of the class of securities to which this report relates are:

Conestoga Small Cap Fund
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 17, 2014

Date
Conestoga Capital Advisors LLC
/s/Duane R. DOrazio

Signature
Duane R. DOrazio, Chief Compliance Officer

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).